Exhibit 99.3

9 October 2003

InterContinental Hotels Group PLC

Director's Interest in Shares

Sir Ian Prosser has today exercised his options over Six Continents PLC (Six Continents) shares, held under the Six Continents Executive Share Option Scheme 1985. As a result of the separation of Six Continents in April 2003 and the listing of InterContinental Hotels Group PLC (IHG) ordinary shares, Six Continents shares are no longer traded on the London Stock Exchange. Consequently, they have been automatically exchanged for equivalent shares in IHG as follows:-

Six Continents PLC options	exchanged for	IHG PLC ordinary shares

19,500 @ 520p		33,343 @ 304.10p

Sir Ian retains this holding of ordinary shares in IHG.

As a result of the separation of Six Continents, all options over Six Continents shares which were granted under the Six Continents Executive Share Option Scheme 1985 will lapse on 11 October 2003. The arrangements under which all holders of these options were given the opportunity to exercise their options in this way were set out in the Circular to Six Continents shareholders and the IHG Listing Particulars dated 17 February 2003.

Name of contact for this RNS Announcement:

Catherine Springett	Tel: 020 7409 8569
Head of Secretariat
InterContinental Hotels Group PLC